EXHIBIT 99.1

Ruanyun Deploys Cogni AI for Highway Infrastructure Records

Engineers working closely with the customer support the Ningxia implementation as Ruanyun develops transport-specific AI capabilities for potential international distribution through Formind

KUALA LUMPUR, Malaysia, Sept. 23, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun” or the “Company”), an AI-driven education technology company, today announced that Cogni AI has been deployed for use in a highway engineering archive digitization project for Ningxia Communications Investment Engineering Construction Management Co., Ltd. (“Ningxia Engineering”). The implementation involves forward-deployed engineers (FDEs)—engineers who work closely with customers to adapt AI technology to their operating requirements.

Ruanyun intends to use experience from the Ningxia project to develop reusable transport-specific capabilities and implementation methods, supporting Cogni AI’s broader commercialization through Formind.

Highway engineering archives require complete documents, consistent indexing and traceability to source records. The Ningxia implementation applies Cogni AI to these practical requirements, giving Ruanyun an opportunity to develop its technology around the preparation, checking and subsequent use of transport records.

Applying AI to Engineering Archive Delivery

Cogni AI currently supports three activities in the Ningxia project: extracting and structuring information for archive and file-level catalogues; comparing existing catalogue data with source documents to identify discrepancies; and checking scanned page numbers for missing, duplicated or incorrectly sequenced pages. These functions can support digital archive preparation and create structured information that could support later search and analysis.

The platform combines optical character recognition, document-layout analysis and information validation. Its architecture supports confidence assessment and review of extracted fields alongside source images, allowing uncertain results and quality exceptions to be checked by personnel.

Building Cogni AI Around Transport Operations

The engineering team connects the Ningxia implementation with the customer’s operating requirements. Ruanyun intends to use feedback from this work—including differences in document formats, processing exceptions and review needs—to inform future product development and the configuration of Cogni AI for transport customers.

The Company aims to identify which capabilities can be reused across customers and which need adaptation to particular records or systems. Potential reusable elements include document classification and extraction configurations, quality-checking workflows and implementation methods. As development progresses, the Company also intends to explore AI assistants that help users retrieve and interpret transport records within defined workflows.

“Our engineers need to understand how transport customers work and what makes their records useful. We want the experience from each implementation to inform future product development and help us identify capabilities that may be applicable across the industry. Through Formind, our ambition is to bring those capabilities to further markets with partners that can adapt, deliver and support them locally.”

Maggie Fu, Chief Executive Officer, Ruanyun Edai Technology Inc.

Extending Archive Search and Knowledge Services

The proposed next phase of cooperation would focus on a customized archive-search system using natural-language queries, together with analysis of the customer’s transportation-industry records. The aim is to help users find, interpret and use archived information, with potential further development into industry-specific knowledge services and AI assistants, subject to product development and customer requirements.

Any additional deployment would depend on the parties agreeing to the relevant scope and implementation arrangements. Ruanyun’s objective is to build on the existing document workflows as customer needs and product capabilities develop.

Developing International Distribution Through Formind

Ruanyun intends to pursue Cogni AI’s international commercialization through Formind Global Holdings Sdn. Bhd., its Malaysian operating company. As outlined in the Company’s June 2026 announcement, the strategy is to develop relationships with distributors and implementation partners that can bring the platform to institutional and enterprise customers in their local markets.

Experience from customer implementations could help Ruanyun develop transport- specific configurations, deployment guidance and support methods for prospective partners. The intended model combines reusable technology with engineering support where customers need adaptation to their documents, systems and operating requirements.

Through Formind, Ruanyun plans to pursue archive digitization providers, systems integrators and regional technology partners with local customer access and delivery capabilities. These partners could contribute language, procurement, integration and customer-support expertise. The Company believes its private-deployment approach could be relevant to institutions that need to process sensitive records within customer- controlled environments.

The opportunity is to apply implementation experience and reusable product capabilities across further markets. Reuse of customer records, proprietary information or customer-specific materials would require appropriate rights and permissions.

International deployments would also depend on suitable partners, localization, customer validation and separate commercial agreements.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services. Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as part of its broader strategy to expand its AI education, language learning, institutional education support and global technology initiatives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions.

These statements include, among others, statements regarding the significance and anticipated benefits of the Ningxia application; proposed archive-search and knowledge-service cooperation; product development and performance; the anticipated benefits of forward-deployed engineering; development of reusable transport capabilities, industry-specific AI assistants and implementation methods; the potential expansion of customer relationships and commercial opportunities; entry into additional industries; Cogni AI’s broader commercialization; Formind’s intended role in international distribution; partner development, localization and the repeatability of delivery across markets; private-deployment suitability; and the planned Formind Group transition.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the Company’s ability to agree and perform additional work; develop and integrate the proposed capabilities and AI assistants; recruit, retain and deploy engineering personnel; standardize customer-specific work and manage engineering capacity and delivery costs; meet customer accuracy, security, implementation and acceptance requirements; secure appropriate data access and usage rights; comply with applicable archive, cybersecurity, privacy and other requirements; obtain customer adoption; secure and retain capable distributors and implementation partners; obtain necessary licensing and distribution rights; adapt language, product and support capabilities to local markets; meet applicable cross- border and local regulatory requirements; manage competition and delivery costs; and convert product use into sustainable commercial activity. Proposed expansion does not assure a future contract or revenue.

Forward-looking statements speak only as of the date of this press release. Additional risks are described in the Company’s reports filed with or furnished to the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Readers should not place undue reliance on these statements. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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